Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: April 14, 2014

TMX, NYSE – HBM 2014 No. 19

Hudbay Seeks Order to Cease Trade Augusta’s Poison Pill; Offer to Expire May 5, 2014

Toronto, Ontario, April 14, 2014 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE: HBM) announced today that it has applied to the British Columbia Securities Commission to cease trade the shareholder rights plan (the “Augusta Poison Pill”) of Augusta Resource Corporation (“Augusta”) prior to the expiry of Hudbay’s offer to acquire all of the outstanding Augusta common shares not already owned by Hudbay for consideration per Augusta share of 0.315 of a Hudbay common share (the “Offer”). The Offer expires at 5:00 p.m. (Toronto time) on May 5, 2014 and will not be extended unless, at or by that time, the remaining conditions to the Offer have been satisfied or waived, including the Augusta Poison Pill being waived, terminated or cease-traded.

“The time for Augusta shareholders to support our Offer is now,” said David Garofalo, president and chief executive officer of Hudbay. “64 days have passed since we announced our Offer and Augusta has failed to produce any alternative transactions. Meanwhile, Augusta continues to make unachievable promises with respect to permitting, financing and project construction.”

The Offer represents the only compelling alternative available to Augusta shareholders. Augusta’s stand-alone plan is not viable given Augusta’s financial position, and no superior proposals have been made to Augusta shareholders. As long as Augusta continues as a stand-alone entity, its shareholders face significant risk of value erosion and dilution.

•                  No Superior Proposals: Augusta has failed to present its shareholders with any alternative transactions to the Offer despite conducting a “robust” auction process for over two months since the Offer was announced. This is more than enough time for any other party seeing greater value in Augusta to make an offer, and longer than the time contemplated for a permitted bid under the Augusta Poison Pill. If any other party was intending to make a superior proposal to acquire Augusta, they would have likely acted already, but none has done so. It is clear that they, like Hudbay, have more realistic views on the development timeline and project economics for Rosemont than Augusta.

•                  Augusta’s Stand-Alone Plan is Not Viable; Rosemont Construction is Not Imminent: Augusta’s stand-alone plan carries significant risk given its financial situation and its history of misleading shareholders by being overly optimistic about its achievement of significant milestones. Augusta is four years delayed on its original permitting guidance and has revised this guidance no less than 11 times, suggesting that there is no basis for any confidence in Augusta’s current guidance regarding the timing for the receipt of permits, let alone the completion of related legal challenges. Additional funding from Silver Wheaton and the Korean joint venture partners is contingent on all other project financing and all permits being in place without challenge or appeal, which will almost certainly make it impossible for Augusta to meet its stated timeline of mid-2014 to commence project construction. As Augusta itself has disclosed, “[t]he Company’s current financial position indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company receiving the permits necessary for the construction of the Rosemont Project and raising additional debt or equity financing to meet its obligations as they become due. The Company must obtain additional funding in the third quarter of 2014 in order to continue development and construction of the Rosemont Project... However, there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.”

•                  The Offer Reflects Full and Fair Value for Rosemont: The Offer represents a 62% premium to Augusta’s unaffected share price1 and represents full and fair value, reflecting both the potential upside in Rosemont and the risks and timeline associated with realizing that potential. Notwithstanding that Augusta has been pursuing strategic initiatives in respect of Rosemont for more than four years and more than two months have passed since the Offer was announced, no other party has stepped forward to suggest that it sees greater value in Augusta than is represented by the Offer, even with the benefit of access to Augusta’s data room and permitting correspondence.

•                  Augusta’s Share Price will Likely Decline in the Absence of Hudbay’s Offer: Since the Offer, Augusta’s share price has increased by approximately 90%, while its peers have declined by approximately 13%2. In the absence of the Offer or a superior proposal, Augusta’s share price will likely decline to the significantly lower trading range seen prior to the announcement of the Offer. Furthermore, any Augusta shareholder wishing to sell a substantial number of Augusta shares at Augusta’s current bid-affected share price would be constrained by the limited market liquidity in Augusta shares.

•                  Augusta’s Poison Pill is an Attempt to Deny Shareholder Choice: The Augusta Poison Pill is unusual in many respects and in October 2013, the proxy advisory firm Institutional Shareholder Services (ISS) recommended that shareholders vote against it. At 64 days into the Offer with no superior proposal, the Augusta Poison Pill’s sole effect is to prevent Augusta shareholders from exercising their right to choose to accept the Offer. Any legitimate purpose that it may have served in allowing Augusta to search for alternative transactions has been fulfilled. If left in place, the Augusta Poison Pill will further entrench this management team that has repeatedly misled shareholders and destroyed shareholder value with short-term, high-cost financings, including lucrative insider financings. The time has come to allow Augusta shareholders to exercise their right to accept the Offer, and there is no reason to permit the Augusta Poison Pill to prevent them from doing so.

“Hudbay will not extend the Offer beyond May 5, 2014 unless all conditions are satisfied or waived,” said Mr. Garofalo. “If Augusta shareholders want to accept the Offer, it is time for them to act and show that they do not want the Augusta Poison Pill to prevent them from exercising their right to do so.”

1  Based on the 20-day volume weighted average share prices of Hudbay and Augusta for the period ending February 7, 2014, the last trading day before Hudbay’s announcement of its intention to make the Offer

2  Based on the 20-day volume weighted average share price performance of Augusta and the median of its peers (comprised of Candente, CuDECO, Duluth, Hot Chili, Lumina Copper, Metminco, Nevada Copper, NGEx, Northern Dynasty, Panoro, Polymet, Redhawk, Western Copper & Gold) over the active trading days between February 7, 2014 (the last trading day before Hudbay’s announcement of its intention to make the Offer) and April 11, 2014

An updated investor presentation is available on Hudbay’s website at www.hudbayminerals.com.

How to Tender

If you have already deposited your Augusta shares to the Offer you should not withdraw your shares. Hudbay encourages Augusta shareholders to read the full details of the Offer set forth in the takeover bid circular and accompanying offer documents, as amended, including the notices of extension and variation mailed to Augusta shareholders in accordance with applicable securities laws (collectively, the “Offer Documents”), which contain detailed instructions on how Augusta shareholders can tender their Augusta common shares to the Offer. The Offer Documents have been filed with the Canadian and U.S. securities regulatory authorities and are available for review on their respective websites at www.sedar.com and www.sec.org.

For assistance in depositing Augusta common shares to the Offer, Augusta shareholders should contact the depositary for the Offer, Equity Financial Trust Company at 1-866-393-4891 (North American Toll Free) or 416-361-0930 ext. 205 (outside North America), or by email at corporateactions@equityfinancialtrust.com or the Information Agent for the Offer, Kingsdale Shareholder Services at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com.

About the Offer

The Offer is for all of the issued and outstanding common shares of Augusta not already owned by Hudbay, including any common shares of Augusta that may become issued and outstanding after the date of the Offer but before 5:00 p.m. (Toronto time) on May 5, 2014 upon the exercise, exchange or conversion of any securities of Augusta exercisable or exchangeable for, convertible into or otherwise conferring a right to acquire, any common shares of Augusta or other securities of Augusta, together with the associated rights issued under Augusta’s shareholder rights plan agreement dated as of April 18, 2013 between Augusta and Computershare Investor Services Inc. Hudbay currently owns 23,058,585 common shares of Augusta, representing approximately 16% of the issued and outstanding common shares of Augusta. The Offer is open for acceptance until 5:00 p.m. (Toronto time) on May 5, 2014. The Offer is subject to customary conditions, including no material adverse change in Augusta and Augusta’s shareholder rights plan being waived, invalidated or cease-traded. The Offer is not subject to the approval of Hudbay’s shareholders, is not subject to any financing or due diligence conditions and is not subject to a minimum number of shares having been deposited and not withdrawn. Hudbay has received early termination of the waiting period under the Hart-Scott-Rodino Act in the United States, and conditional TSX and NYSE approvals. No Augusta shares can be taken up under the Offer until the remaining conditions have been satisfied or waived.

The full details of the Offer are set out in the Offer Documents, which Hudbay has filed with the Canadian securities regulatory authorities. Hudbay has also filed a registration statement on Form F-10 (as amended, the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (as amended, the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”). This news release is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

Important Notice

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, our statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer, including the hearing by the British Columbia Securities Commission of our application to cease trade Augusta’s Poison Pill, the prospects of Augusta’s strategic review process, the value of the common shares of Hudbay received as consideration under the Offer, the value of Augusta common shares if the Offer is not successful, the permitting, development and financing of the Rosemont Project and the future financial performance and prospects of Augusta. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to, the accuracy of Augusta’s public disclosure; the execution of our business and growth strategies, including the success of our strategic investments and initiatives; the availability of financing for our (and Augusta’s) exploration and development projects and activities; the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; and that all conditions to completion of the Offer will be satisfied or waived, including the waiver, termination or cease trading of the Augusta Poison Pill.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the market value of the Hudbay shares received as consideration under the Offer and the impact of such issuance on the market price of the Hudbay shares, the development of the Rosemont project not occurring as planned, the exercising of dissent and appraisal rights by Augusta shareholders should a compulsory acquisition or subsequent acquisition transaction be undertaken, the reduced trading liquidity of Augusta shares not deposited under the Offer, Augusta becoming a minority-owned or majority-owned subsidiary of Hudbay after consummation of the Offer, the possibility that Hudbay may remain a minority shareholder of Augusta after consummation of the Offer without the ability to control the management or direction of Augusta, the inaccuracy of Augusta’s public disclosure upon which the Offer is predicated, the triggering of change of control provisions in Augusta’s agreements leading to adverse consequences, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond our control), depletion of Hudbay’s reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect Hudbay’s ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments or other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in the

Offer Documents and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

For shareholder inquiries, please contact:

Kingsdale Shareholder Services

1-866-229-8874 (North American Toll Free Number)

1-416-867-2272 (Outside North America)

contactus@kingsdaleshareholder.com

For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387

candace.brule@hudbayminerals.com

For media inquiries, please contact:

Scott Brubacher

Director, Corporate Communications

(416) 814-4373

scott.brubacher@hudbayminerals.com